GEI Global Energy Corp. 6060 Covered Wagon Trail Flint, Michigan 48532
June 30, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgal, Assistant Director
   Division of Corporation Finance

Re:	GEI Global Energy Corp. Withdrawal of Registration Statement on Form S-1 Filed on May 9, 2014 File No. 333-195827

Ladies and Gentlemen:

On behalf of GEI Global Energy Corp., a Nevada corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act f 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-195827), as initially filed with the Securities and Exchange Commission (“Commission”) on May 9, 2014 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of Registration Statement in order to amend the investment agreement between the Company and Kodiak Capital Group, LLC (“Kodiak”) to complete the private placement.  The original investment agreement provided Kodiak discretion in choosing whether or not to purchase shares in a put exercised by the Company.  The investment agreement will be amended to make Kodiak irrevocably bound to purchase all shares once a put is exercised by the Company. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to David Obrand, Esq. of the Law Offices of Joseph L. Pittera via email at david.jpitteralaw@gmail.com or via facsimile at (310) 328-3063.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding ths request for withdrawal, please contact David Obrand of the Law Offices of Joseph L Pittera at (310) 951-1032.

Very truly yours, /s/ Dr. K. Joel Berry Dr. K. Joel Berry Chairman and Chief Executive Officer

cc:
David Obrand, Esq.
Joseph L. Pittera, Esq.
Law Offices of Joseph L. Pittera